Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

On November 12, 2025, Phreesia, Inc. (“Phreesia” or the “Company”) completed its acquisition (the “Acquisition”) of AccessOne Parent Holdings, Inc. and its subsidiaries (“AccessOne”). In connection with the Acquisition, the Company entered into a new secured term loan (the “Bridge Loan”), the net proceeds of which were used to fund a portion of the purchase price of the Acquisition, with the remainder funded by cash on hand. The unaudited pro forma condensed combined statement of operations presented below is derived from the historical consolidated financial statements of Phreesia and the historical consolidated financial statements of AccessOne, adjusted to give effect to the Acquisition and the Bridge Loan.

On March 13, 2026, the Company terminated without penalty and repaid all outstanding indebtedness and obligations under the Bridge Loan and entered into a Credit Agreement (the “New Capital One Credit Agreement”) providing for a senior secured revolving credit facility (the “New Capital One Credit Facility”). As a result, the transaction accounting adjustments reflect the financing arrangements in effect as of the filing date of the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined statement of operations was prepared in accordance with Article 11 of Regulation S-X using the assumptions set forth in the notes to the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations includes adjustments, which apply the accounting required by generally accepted accounting principles in the United States (“GAAP”), conform to the rules of the Securities and Exchange Commission (the "SEC"), and link the effects of the Acquisition and the Bridge Loan to the historical financial statements (the “Transaction Accounting Adjustments” and the “Other Transaction Accounting Adjustments,” respectively). The Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2026 includes the most recent interim balance sheet and statement of operations, which reflect the consummation of the AccessOne acquisition. As such, no separate unaudited pro forma condensed combined balance sheet or unaudited pro forma condensed combined interim statement of operations giving effect to the AccessOne acquisition are presented herein.

The unaudited pro forma condensed combined statement of operations for the year ended January 31, 2026 gives pro forma effect to the Acquisition and Bridge Loan as if they had been completed and entered into, respectively, on February 1, 2025. The Company’s fiscal year ends on January 31, while AccessOne’s fiscal year ends on December 31. An adjustment for this difference was made in the unaudited pro forma condensed combined statement of operations. The AccessOne Historical column includes AccessOne’s statement of operations from February 1, 2025 through November 11, 2025. The Phreesia Historical column includes Phreesia’s consolidated statement of operations from February 1, 2025 through January 31, 2026, which includes AccessOne’s results of operations from November 12, 2025 through January 31, 2026.

The unaudited pro forma condensed combined statement of operations is for illustrative and informational purposes only. It is not necessarily indicative of the operating results that would have occurred if the Acquisition had been completed as of the dates indicated in the pro forma presentation, nor is it indicative of the future combined results of operations or financial position of the Company. Further, Transaction Accounting Adjustments and Other Transaction Accounting Adjustments represent management’s best estimates based on information available as of the date of this filing. They are subject to change as additional information becomes available.

The pro forma adjustments reflecting the completion of the Acquisition in this unaudited pro forma condensed combined statement of operations have been prepared using the acquisition method of accounting under Accounting Standards Codification Topic 805, Business Combinations. The unaudited pro forma condensed combined statement of operations is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting depends on specific valuations and other studies that have yet to be completed. Accordingly, the acquisition adjustments included in the unaudited pro forma condensed combined statement of operations are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined statement of operations. There can be no assurance that the final valuations will not result in material changes to the preliminary estimated purchase price allocation. The unaudited pro forma condensed combined statement of operations does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Acquisition or any integration costs. The actual results reported in periods following the Acquisition may differ significantly from those reflected in the unaudited pro forma condensed combined statement of operations presented herein for several reasons, including, but not limited to, differences between the assumptions used to prepare this unaudited pro forma condensed combined statement of operations and actual results.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined statement of operations and accompanying notes are based on and should be read in conjunction with Phreesia’s Annual Report on Form 10-K for the year ended January 31, 2026 filed with the SEC on March 31, 2026, as well as AccessOne’s unaudited historical information for the nine months ended September 30, 2025 included within Exhibit 99.2 on Phreesia’s Form 8-K/A filed with the SEC on January 28, 2026.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended January 31, 2026
(in thousands, except share and per share data)

	Phreesia (Historical)	AccessOne (Historical)	Transaction Accounting Adjustments		Other Transaction Accounting Adjustments		Pro Forma Combined
Revenue:
Subscription and related services	$219,461	$—	$—		$—		$219,461
Payment solutions	121,459	35,074	—		—		156,533
Network solutions	139,671	—	—		—		139,671
Total revenues	480,591	35,074	—		—		515,665
Expenses:
Cost of revenue (excluding depreciation and amortization)	71,365	—	—		—		71,365
Payment solutions cost of revenue (excluding depreciation and amortization)	82,758	16,499	—		—		99,257
Sales and marketing	100,243	1,289	—		—		101,532
Research and development	121,481	4,561	—		—		126,042
General and administrative	79,903	5,302	2,613	a	—		87,818
Depreciation	12,972	181	—		—		13,153
Amortization	18,481	598	5,127	b	—		24,206
Total expenses	487,203	28,430	7,740		—		523,373
Operating (loss) income	(6,612)	6,644	(7,740)		—		(7,708)
Other income (expense), net	2,953	—	—		—		2,953
Loss on extinguishment of debt	(501)	—	—		—		(501)
Interest expense	(6,953)	(3,092)	3,092	c	(2,210)	i	(9,163)
Interest income	2,173	7	—		—		2,180
Total other (expense) income, net	(2,328)	(3,085)	3,092		(2,210)		(4,531)
(Loss) income before income tax (expense) benefit	(8,940)	3,559	(4,648)		(2,210)	ii	(12,239)
Income tax benefit (expense)	11,246	(1,125)	109	d	—		10,230
Net income (loss)	$2,306	$2,434	$(4,539)		$(2,210)		$(2,009)
Net income (loss) per share attributable to common stockholders:
Basic	$0.04						$(0.03)
Diluted	$0.04						$(0.03)
Weighted-average common shares outstanding:
Basic	59,737,915						59,737,915
Diluted	61,494,878		(1,756,963)	e			59,737,915
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes To Unaudited Pro Forma Condensed Combined Statement of Operations

Note 1. Basis of Presentation and Description of the Acquisition

The unaudited pro forma condensed combined statement of operations was prepared in accordance with Article 11 of Regulation S-X and presents the pro forma results of operations based upon the historical statement of operations after giving effect to the Acquisition and related adjustments set forth in the notes to the unaudited pro forma condensed combined statement of operations.

Phreesia’s fiscal year ends on January 31, while AccessOne’s fiscal year ends on December 31. An adjustment for this difference was made in the unaudited pro forma condensed combined statement of operations. The AccessOne Historical column includes AccessOne’s statement of operations from February 1, 2025 through November 11, 2025. The Phreesia Historical column includes Phreesia’s consolidated statement of operations from February 1, 2025 through January 31, 2026, which includes AccessOne’s results of operations from November 12, 2025 through January 31, 2026.

The unaudited pro forma condensed combined statement of operations for the year ended January 31, 2026 gives pro forma effect to the Acquisition and the Bridge Loan as if they had been completed and entered into, respectively, on February 1, 2025. The historical financial statements of Phreesia and AccessOne have been adjusted to give pro forma effect to events that are directly attributable to the Acquisition and the Bridge Loan, and where management believes there is a reasonable and supportable basis for the adjustment. Transaction Accounting Adjustments and Other Transaction Accounting Adjustments do not reflect any anticipated synergies, cost savings, or integration costs and are factually supportable and directly related to the Acquisition.

Description of the Acquisition and Bridge Loan

On August 29, 2025, the Company entered into a definitive agreement (the “Merger Agreement”) to acquire 100% of the outstanding equity of AccessOne. The Acquisition was completed on November 12, 2025 (the “Closing Date”) for total consideration of $163.7 million. The purchase price for the Acquisition does not include any contingent consideration, earn-outs, or seller notes.

The Acquisition was funded with a combination of cash and the net proceeds from the Bridge Loan, a secured term loan, entered into on the Closing Date with Goldman Sachs Bank USA. The Bridge Loan had an outstanding principal amount of $110.0 million and bore interest at a per annum rate equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus a margin of 4.00% per annum. The Bridge Loan had a maturity date of November 11, 2026. The interest rate applicable to the Bridge Loan increased by 0.5% every three months following the Closing Date. The Company incurred approximately $3.1 million in debt discount consisting of $1.2 million of debt issuance costs and $1.9 million of original issue discount related to the Bridge Loan. Net proceeds of the Bridge Loan were $106.9 million, which represents the principal of the Bridge Loan less the debt discount. During the three months ended January 31, 2026, the Company repaid $20.0 million of the outstanding principal balance of the Bridge Loan. As of January 31, 2026, the Company had $90.0 million outstanding under the Bridge Loan.

The Acquisition was accounted for under the acquisition method in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). In accordance with ASC 805, the assets acquired and liabilities assumed have been measured at fair value based on various estimates and methodologies, including the income and market approaches. The excess of the fair value of purchase consideration over the values of the identifiable assets and liabilities is recorded as goodwill. Under the acquisition method, acquisition-related transaction costs (e.g., advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

When determining the fair value of assets acquired and liabilities assumed, the Company makes significant estimates and assumptions, especially with respect to fair value of identifiable intangible assets. These estimates are based on key assumptions related to the Acquisition, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the Company, data that was available through the public domain and unobservable inputs, such as historical financial information of the acquired business.

The Company has not yet finalized a valuation analysis of the fair value of AccessOne’s assets acquired and liabilities assumed, including identifiable intangible assets. Using the estimated total consideration for the Acquisition, the Company has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare the Transaction Accounting Adjustments in the unaudited pro forma condensed combined statement of operations. The final purchase price allocation will be determined when Phreesia has determined the final consideration and completed the detailed valuations and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the Transaction Accounting Adjustments. The final purchase price allocation may include (i) changes in allocations to identifiable intangible assets or goodwill based on the results of certain valuations that have yet to be finalized, (ii) other changes to assets and liabilities, and (iii) assessment of tax positions and tax rates.

For purposes of measuring the estimated fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed, the Company has applied the guidance in Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), which establishes a framework for measuring fair value. ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Note 2. Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined statement of operations are those set out in the Company’s audited consolidated financial statements as of and for the year ended January 31, 2026. Adjustments to conform AccessOne’s historical financial statements to the Company’s accounting policies in the preparation of the unaudited pro forma condensed combined statement of operations were not significant. The significance of any such adjustment is subject to change as further assessment is performed and finalized for purchase accounting. As part of the application of ASC 805, Phreesia will continue to conduct a detailed review of AccessOne’s accounting policies to determine if differences in accounting policies require reclassification or adjustment of AccessOne’s results of operations, assets or liabilities to conform to the Company’s accounting policies and classifications. Therefore, the Company may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined statement of operations.

Note 3. Preliminary purchase price allocation

Preliminary purchase consideration

The total preliminary purchase consideration including amounts deposited into escrow is $163.7 million. This includes the base purchase price of $160.0 million, plus estimated adjustments for working capital and closing cash. Escrow deposits totaling $8.6 million were established under the Merger Agreement to cover potential indemnity obligations and post-closing adjustments. The Company does not control the escrow deposits. Accelerated unvested options, retention bonuses, severance, and certain change-of-control payments are contingent on post-closing actions or continued service and are therefore treated as post-closing compensation expense, not consideration under ASC 805, and are not significant. Other change-of-control bonuses totaling $1.4 million were paid pursuant to existing change-of-control agreements not contingent on continued service and were included in purchase consideration.

The purchase price does not include any contingent consideration, earn-outs, or seller notes. The consideration was funded with a combination of cash on hand and the net proceeds from the Bridge Loan. All amounts are preliminary and subject to change pending final closing statements and completion of the Company’s valuation procedures.

Preliminary purchase price allocation

The Company performed a preliminary valuation analysis of the estimated fair value of the assets acquired and liabilities assumed in connection with the Acquisition. The allocation was prepared in accordance with ASC 805. The following table summarizes the allocation of the preliminary purchase price as of the Closing Date (in thousands):

Assets	November 12, 2025
Cash and restricted cash	$10,474
Accounts receivable	708
Cardholder receivables	42,537
Deferred purchase price receivable	19,615
Accrued interest and fees receivable	394
Prepaid expenses and other current assets	376
Property and equipment	255
Operating lease right-of-use assets	1,439
Intangible assets	56,700
Goodwill	95,623
Long-term cardholder receivables	51,989
Long-term deferred purchase price receivable	4,904
Other assets	208
Total assets acquired	$285,222
Liabilities
Current portion of operating lease liabilities	$685
Accounts payable	651
Accrued expenses	1,434
Current portion of due to health care providers	43,192
Deferred revenue	8,522
Other current liabilities	166
Long-term deferred revenue	1,374
Operating lease liabilities, non-current	1,174
Deferred tax liabilities	14,574
Long-term due to health care providers	49,785
Total liabilities assumed	121,556
Net assets acquired	$163,666

This estimated preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined statement of operations. The final purchase price allocation will be completed when the Company has completed the detailed valuations and necessary calculations within the measurement period ending 12 months from the Closing Date. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (i) changes in allocations to identifiable intangible assets including goodwill, (ii) other changes to assets and liabilities, and (iii) assessment of tax positions and tax rates.

Intangible assets

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined statement of operations consist of the following (in thousands, excluding years):

Intangible Assets	Preliminary Fair Value	Estimated Useful Life
		(in years)
Customer relationships	$36,000	8.0
Acquired technology	13,600	6.0
Trademark	7,100	12.0
Total intangible assets	56,700

The amortization expense related to the identifiable intangible assets is reflected as a Transaction Accounting Adjustment within amortization in the unaudited pro forma condensed combined statement of operations based on the estimated useful lives above and as further described in Note 4. The fair values of the identifiable intangible assets are preliminary and are based on management’s estimates as of the Closing Date. The preliminary fair value of the identifiable intangible assets was determined using the multi-period excess earnings method and relief from royalty method, under the income approach. The Company applied judgment in estimating the fair value of customer relationships under the multi-period excess earnings method which involved the use of significant assumptions with respect to revenue growth rates, contributory asset charges, asset adjustments and add-backs, customer attrition rate, discount rate, and terminal growth rate. The preliminary fair value of the acquired technology and trademark was estimated using the relief from royalty method which incorporates assumptions for obsolescence, attrition, royalty rates, tax rate, and discount rate.

The amount that will ultimately be allocated to identifiable intangible assets may differ materially from this preliminary allocation. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived. Therefore, the amount of amortization following the Acquisition may differ significantly between periods based upon the final value and useful life assigned and amortization methodology used for each identifiable intangible asset.

Note 4. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

Transaction Accounting Adjustments include the following adjustments, which are based on the Company’s preliminary estimates and assumptions, related to the unaudited pro forma condensed combined statement of operations for the year ended January 31, 2026.

a. The unaudited pro forma condensed combined statement of operations includes transaction expenses incurred by Phreesia in connection with the Acquisition, primarily legal, advisory, and other professional services. These costs are nonrecurring and will not impact the combined results of operations beyond twelve months after the Closing Date. These nonrecurring transaction expenses are reflected as if they were incurred on February 1, 2025, the beginning of the pro forma period for the unaudited pro forma condensed combined statement of operations. Amounts already recorded in historical results have not been removed or double counted in the Transaction Accounting Adjustments.

b. Reflects the amortization expense related to finite-lived identifiable intangible assets acquired in connection with the Acquisition based on preliminary fair values and estimated useful lives, and the elimination of AccessOne’s historical amortization expense. See Note 3. The following table summarizes these adjustments (in thousands):

Year ended January 31, 2026
Adjustment to remove AccessOne’s historical amortization expense	$(598)
Adjustment to reflect Acquisition intangible assets amortization expense	5,725
Total Transaction Accounting Adjustments	$5,127

c. Reflects the removal of AccessOne’s historical interest expense for obligations not assumed by Phreesia on the Closing Date.

d. The following table summarizes the components of the adjustments to income tax (expense) benefit included in the Transaction Accounting Adjustments column of the unaudited pro forma condensed combined statement of operations for the year ended January 31, 2026 (in thousands):

Year ended January 31, 2026
Adjustment to AccessOne’s historical tax provision(1)	$1,129
Valuation allowance release(2)	$(1,020)
Total Transaction Accounting Adjustments	$109

(1) Represents the removal of AccessOne’s historical federal tax provision as a result of being included in Phreesia’s consolidated federal tax return. Additionally represents adjustment to state income tax provision.
(2) Represents the release of a portion of the valuation allowance related to the Company's preexisting deferred tax assets primarily due to the recognition of deferred income tax liabilities associated with the acquired intangible assets, which provide sufficient taxable income to realize the Company’s preexisting deferred tax assets. The income tax benefit adjustment related to the reduction of the valuation allowance is nonrecurring.

e. Reflects the adjustment to diluted weighted-average common shares outstanding to match basic weighted-average common shares outstanding. Since the Company was in a pro forma combined net loss position for the year ended January 31, 2026, pro forma combined loss per share attributable to common stockholders was the same on a basic and diluted basis.

Other Transaction Accounting Adjustments include the following adjustments, which are based on the Company’s preliminary estimates and assumptions, related to the unaudited pro forma condensed combined statement of operations for the year ended January 31, 2026.

i. Reflects the interest expense associated with the Bridge Loan used to finance a portion of the purchase price. The adjustment assumes the Bridge Loan was obtained on February 1, 2025 and was outstanding for the entire year ended January 31, 2026. On March 13, 2026, the Company terminated without penalty and repaid all outstanding indebtedness and obligations under the Bridge Loan and entered into a Credit Agreement (the “New Capital One Credit Agreement”) providing for a senior secured revolving credit facility (the “New Capital One Credit Facility”). In accordance with the financing arrangements in effect as of the filing date of the unaudited pro forma condensed combined statement of operations, estimated interest expense has been calculated using an annual interest rate of 6.4%, representing the Term SOFR rate under the New Capital One Credit Facility as of the date of this filing. The adjustment to record interest expense includes: 1) the amortization of the Bridge Loan debt discount, assuming the Bridge Loan was obtained on February 1, 2025 and the related debt discount was fully amortized over the assumed borrowing period through January 31, 2026; 2) the estimated annual interest expense using the interest rate in effect for the New Capital One Credit Facility as of the date of this filing and assuming an outstanding principal balance equal to the outstanding balance of the New Capital One Credit Facility as of July 31, 2026, after giving effect to principal repayments made through that date; and 3) the elimination of historical Bridge Loan interest expense reflected in the historical financial statements. The following adjustments have been recorded to interest expense (in thousands):

Year ended January 31, 2026
Adjustment to reflect amortization of Bridge Loan debt discount	$312
Adjustment to reflect estimated New Capital One Credit Facility interest expense	3,875
Adjustment to remove Phreesia’s historical Bridge Loan interest expense	(1,977)
Total Other Transaction Accounting Adjustments	$2,210

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in an approximately $0.1 million increase or decrease in interest expense for the year ended January 31, 2026.

ii. Other Transaction Accounting Adjustments do not reflect income tax effects related to the interest expense associated with the Bridge Loan due to the application of interest limitation rules and the existence of a full valuation allowance on federal interest carryforwards. In addition, the impact on current state income taxes is not material.